UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2026

Chad Paris
Chief Financial Officer
The Marcus Corporation
111 East Kilbourn Avenue, Suite 1200
Milwaukee, WI 53202-6628

Re: The Marcus Corporation
Form 10-K for the Fiscal Year Ended December 31, 2025
File No. 001-12604

Dear Chad Paris:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services